October 8, 2019

Elizabeth Eby
Senior Vice President, Finance and Chief Financial Officer
NeoPhotonics Corporation
2911 Zanker Road
San Jose, CA 95134

       Re: NeoPhotonics Corporation
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 8, 2019
           File No. 001-35061

Dear Ms. Eby:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing